UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of October 2023
Commission File Number: 001-38281
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PHAXIAM Therapeutics S.A.
(Translation of registrant’s name into English)
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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release dated October 23, 2023

On October 23, 2023, Phaxiam Therapeutics S.A. issued a press release announcing that TP ICAP Midcap, a brokerage firm and investment bank specializing in small and mid-caps, has initiated coverage of its shares.

Press Release dated October 24, 2023

On October 24, 2023, Phaxiam Therapeutics S.A. issued a press release announcing the approval of its phase 1 study clinical design in endocarditis infections caused by Staphylococcus aureus (S. aureus) by the French National Agency for the Safety of Medicines and Health Products (ANSM) and the South-East II-Lyon Ethics Committee (Comité de Protection des Personnes - CPP).

The full text of the press releases are attached as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

EXHIBITS

Exhibit	Description

99.1	Press Release dated October 23, 2023.
99.2	Press Release dated October 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAXIAM Therapeutics S.A.

Date:	October 25, 2023	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Deputy Chief Executive Officer, Chief Financial Officer and Chief Operating Officer